Life Transforming Medicines for Patients Living with Severe Rare Diseases April 2023 CONFIDENTIAL Exhibit 99.4

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current beliefs, expectations and assumptions of VectivBio Holding AG (the “Company,” “we” or “our”) regarding the future of its business, its future plans and strategies, clinical results, future financial condition and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements include, but are not limited to, statements concerning the Company’s expected financial runway, the prospects of apraglutide and the Comet platform, as well as potential initiation and progress of, and timing of upcoming data readouts from, the Company’s clinical trials. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to those related to clinical, scientific, regulatory and technical developments and those inherent in the process of developing and commercializing product candidates that are safe and effective for use as human therapeutics; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Annual Report for the year ending December 31, 2022 on Form 20-F filed with the Securities and Exchange Commission on April 19, 2023. The forward-looking statements in this presentation represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. This presentation concerns products that are under clinical investigation, and which have not yet been approved for marketing by any regulatory authorities. They are currently limited by applicable laws to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Disclaimer and Forward-Looking Statements

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Program / Indication	Study	Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Anticipated Upcoming Milestones
Apraglutide[1]							
Adult SBS-IF (Intend to initiate pediatric SBS-IF Phase 3 after topline results in adults) – STARS (Study of Apraglutide in SBS)	Pivotal	✓	✓	✓	✓	✓ (STARS extend *)	• Top-line results: End of 2023
STARS nutrition	Supplemental CIC Study	✓	✓	✓	✓		• 6-month Data, Q2 2023
Acute Graft Versus Host Disease – STARGAZE	Proof of Concept	✓	✓	✓	✓		• Interim results: H1 2023
Comet							
Methylmalonic, Propionic Acidemia & Other Organic Acidemias	VB-1197	✓	✓				• Ph 1 initiation: Mid 2024
Urea Cycle Disorders	VB-1200	✓					
Fatty Acid Oxidation Disorders	VB-1300	✓					
Amino Acidopathies	VB-1400	✓					

SBS-IF, short bowel syndrome with intestinal failure; CIC, colon-in-continuity

1. Rights to apraglutide in Japan have been exclusively licensed to Asahi Kasei Pharma Corporation

* Long-term extension study

3

VectivBio

Corporate Presentation

World Class Management Team with Track Record of Success Claudia D’Augusta, Ph.D. Chief Financial Officer Alain Bernard, Ph.D. Chief Technology Officer Kevin Harris, MBA Chief Commercial Officer Christian Meyer, M.D., Ph.D. Chief Operating Officer Luca Santarelli, M.D. Founder & Chief Executive Officer Omar Khwaja, M.D., Ph.D Chief Medical Officer Scott Applebaum J.D. Chief Legal Officer Significant drug discovery, development and commercialization expertise in rare diseases

Strong Financial Position Cash and Cash Equivalents (December 31, 2022) *$30M received at closing in April 2022; additional $12M from January 2023 -end of Q2 2024 (JPY/USD exchange rate 31st March 2022) ** $10M remaining mandatory drawdown; remainder of loan up to $55m available until mid 2024 subject to adherence to terms set in debt facility agreement VectivBio is financed well beyond SBS-IF pivotal Ph 3 clinical trial top-line results Up to $65M** Drawdown Debt Facility $12M* Total non-contingent payments + $221.4M

Next-generation GLP-2 analog Apraglutide

The GLP-2 Mechanism Has Broad Therapeutic Applications GLP-2, glucagon-like peptide 2; GI, gastrointestinal; SBS-IF, short bowel syndrome with intestinal failure; GvHD, graft-versus-host disease Drucker DJ. Gastroenterology. 2002. Enterocyte Proliferation Intestinal Barrier Function Intestinal Blood Perfusion Epithelial Damage GI Motility Physiological properties of GLP-2 Wide range of potential applications  SBS-IF GvHD Additional opportunities: GI Liver disease Other acute and chronic conditions Apraglutide represents a potential “pipeline in a product” opportunity Improves function and promotes healing and regeneration of the gut GLP-2

Apraglutide: Blockbuster Potential Across Multiple Therapeutic Applications

Short Bowel Syndrome	Graft vs. Host Disease	IBD
Adult SBS-IF *~18k pts US, EU, JP*	**Acute GvHD** *~4k pts US, EU, JP*	**CD / UC**

EXPANSION OPPORTUNITIES

Short Bowel Syndrome	Graft vs. Host Disease	IBD
Pediatric SBS-IF *~7k pts US, EU, JP*	**Acute GvHD Prophylaxis** *~26k pts US, EU, JP*	**Crohn's**
Short Bowel Syndrome: Intestinal Insufficiency (SBS-II)	**Other transplant settings**	**Ulcerative Colitis**

LONG PATENT EXCLUSIVITY

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VectivBio
Corporate Presentation

Apraglutide Designed to Have Superior Properties vs. Other GLP-2s

Comparative peptide sequence of apraglutide to teduglutide and glepaglutide

Chemical Name and Structure

Molecular class: Peptide, chemically synthesized

Chemical name: [Gly2, Nle10, D-Phe11, Leu16]hGLP-2 (1-33)-NH2

Structural formula: H-His-**Gly**-Asp-Gly-Ser-Phe-Ser-Asp-Glu-**Nle**-**D-Phe**-Thr-Ile-Leu-Asp-**Leu**-Leu-Ala-Ala-Arg-Asp-Phe-Ile-Asn-Trp-Leu-Ile-Gln-Thr-Lys-Ile-Thr-Asp-**NH2** (Sodium salt)

The sequence of apraglutide contains one D stereoisomer-amino acid (D-phenylalanine) and two achiral amino acids (glycine). All other amino acids are of L-configuration. Apraglutide is synthesized as a single enantiomer with all stereo-centers of defined chirality

AA Pos.	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28	29	30	31	32	33	34+
Native GLP-2	H	A	D	G	S	F	S	D	E	M	N	T	I	L	D	N	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	OH
Teduglutide	H	G	D	G	S	F	S	D	E	M	N	T	I	L	D	N	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	OH
Glepaglutide	H	G	E	G	T	F	S	S	E	L	A	T	I	L	D	A	L	A	A	R	D	F	I	A	W	L	I	A	T	K	I	T	D	K K K K K K NH_2
Apraglutide	H	G	D	G	S	F	S	D	E	Nle	D-Phe	T	I	L	D	L	L	A	A	R	D	F	I	N	W	L	I	Q	T	K	I	T	D	NH_2

Gly2 **eliminates enzymatic cleavage** by DPP-IV enzyme.

Replacement of Met10 by Nle10 provides **enhanced chemical stability**

Replacement of two asparagines, Asn11 by D-Phe11 and Asn16 by Leu16, causes a significant change in **plasma protein binding** and corresponding remarkable decrease in total clearance.

The lower charge due to the amide group is thought to result in a more limited solubility, thereby **slowing down the absorption from** the SC injection site into the circulation and increasing the terminal half-life.

Source: Adapted from K Wiśniewski et al., J. Med. Chem. 2016, 59, 3129−3139

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VectivBio
Corporate Presentation

Apraglutide: Potential Best-in-Class PK/PD Profile with Enhanced Potency and Selectivity at GLP-2 Receptor Hargrove et al. J Pharmacol Exp Ther. 2020 May;373(2):193-203 Human GLP-2 Receptor Potency Selectivity Peptide EC50 Mean (95% Cl) nM GLP-1 / GLP-2 ratio hGLP-2 0.07 (0.06 – 0.10) 7300 Apraglutide 0.03 (0.03 – 0.04) >33,000 Glepaglutide 0.24 (0.17 – 0.34) >11,000 Teduglutide 0.09 (0.07 – 0.11) 36 “PK/PD studies confirm that apraglutide, has very low clearance, long elimination half-life, and high plasma protein binding compared with GLP-2 analogs teduglutide and glepaglutide.” ~Hargrove et al

Apraglutide in Short Bowel Syndrome with Intestinal Failure (SBS-IF)

Short Bowel Syndrome with Intestinal Failure (SBS-IF) IBD: inflammatory bowel disease; CIC, colon-in-continuity; IF, intestinal failure; QoL: quality of life; I.V., intravenous 1. Pironi L et al. Clin Nutr. 2016; 2. Parrish CR et al. Gastroenterol Hepatol (N Y). 2017; 3. Billiauws L et al. J Visc Surg. 2018; 4. Schalamon J et al. Best Pract Res Clin Gastroenterol. 2003; 5. Howard L. Gastroenterology. 2006; 6. Ballinger R et al. ISPOR 2019; 7. Piamjariyakul U et al. Nurs Econ. 2010; 8. Source: Custom market research commissioned by VectivBio, January 2023; internal estimates. Intestinal resection(s) due to IBD, trauma, mesenteric infarction, bariatric surgery, etc.1 A severe organ failure condition requiring life-long Parenteral Support (PS)1 Significant Number of Patients Impacted8 ~17k U.S. & Europe ~1k Japan Bowel Surgery SBS anatomical subtypes1 SBS-IF Intestinal failure (IF) requires permanent PS PS is the I.V. administration of fluids and nutrients Increased mortality2,4 Significant morbidity2,3 Reduced QoL2,5,6 Burden to the healthcare system7 + China & Other Markets CIC Stoma

First-Generation GLP-2: Significant Unmet Needs Remain

Current GLP-2 Treatment in SBS-IF

Limited reduction in PS volume and days in a subset of patients[1]

2-hour half-life, daily and complex subcutaneous injections[2,3]

Limited adoption and low persistency[4,5]

Gattex is the only approved GLP-2 Treatment
24-Month Persistency, U.S. (n=194)[5]


100%
80%
60%
40%
20%
0%
74%
62%
48%
34%
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months

Gattex in 2022 ~$750M*

GLP-2, glucagon-like peptide 2; SBS-IF, short bowel syndrome with intestinal failure; PS, parenteral support

1. Jeppesen PB, et al. Gastroenterology. 2018; 2. Gattex® (teduglutide) for injection. Prescribing Information; 3. Revestive® Summary of Product Characteristics; 4. CRA Market Research, Nov 2019 (U.S. and EU5); 5. Symphony Health, PatientSource®, Dec 2015–Jan 2019 (analysis period of claims); patient cohort: U.S. patients starting Gattex who have had an SBS diagnosis and at least 180 days of parenteral nutrition prior to receiving Gattex and who could be followed for at least 24 months; patients are considered discontinued if they have a gap in therapy >90 days; patients are considered persistent until first event of discontinuation; *Takeda FY 2022 Q2 report; forecast based on 110 exchange rate for conversion to USD

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VectivBio
Corporate Presentation

Apraglutide Has the Potential to Establish a New Standard of Care in SBS-IF SBS-IF, short bowel syndrome with intestinal failure;; PS, parenteral support; CIC, colon-in-continuity; GLP-2, Glucagon-like peptide 2 *Management expectations, based on clinical trials to date. 1. Eliasson J et al. JPEN J Parenter Enteral Nutr. 2021; 2. Eliasson J et al. DDW® 2021. Greater PS volume reduction in stoma and CIC patients Demonstration of enteral autonomy (days off, elimination of PS) Improved quality of life and symptoms (stool output) Less injection site reaction, abdominal pain and nausea1,2 Weekly dosing,1,2 developing pre-filled syringe Apraglutide Target Product Profile* Enabled by improved pharmacology and development strategy Significant increase in number of GLP-2 treated patients with improved persistency

Apraglutide Can Significantly Expand the SBS-IF Market to >$2B

Apraglutide target product profile can enable market leadership position



Drivers of Market Growth
Improved persistency (50% pts off Gattex @ 12 mos)
Increased adoption (< ½ stoma and ¼ CIC pts on therapy)
Expanded use outside the U.S. (only ~15% of Gattex sales ex-US)
GLP-2 Revenue
Gattex in 2022 ~$750M*
>$2B
GLP-2 Revenue*
Peak GLP-2 Revenue

* Takeda FY 2022 Q2 report; forecast based on 110 exchange rate for conversion to USD

SBS-IF, short bowel syndrome with intestinal failure; GLP-2, Glucagon-like peptide 2; CIC, colon-in-continuity

15

VectivBio Corporate Presentation

* p< 0.05 vs corresponding vehicle control.; ^p< 0.05 vs. corresponding apraglutide treatment group. GLP-2, Glucagon-like peptide 2 1. Hargrove et al. J Pharmacol Exp Ther. 2020; 2. Bolognani F et al. ESPEN 2020. Apraglutide structure translates to improved pharmacologic properties Demonstration of Enhanced Intestinal Pharmacology Apraglutide is Designed to Have Superior Pharmacologic Properties vs. Other GLP-2s Daily Injection (24 hrs. Dosing Interval)1 Intestine weight 96 hours post 1st injection 60 30 nmol/kg 300 nmol/kg Small Intestine Wet Weight (% increase over vehicle) * * ^ * ^ * ^ * ^ * 50 40 30 20 10 0 Apraglutide Teduglutide Glepaglutide Increased GLP-2 receptor potency and selectivity1 72-hour half-life, compatible with weekly dosing2 Improved manufacturing, synthetic process

Improved Pharmacology: In Phase 2 Studies, Apraglutide is the Only GLP-2 to Show an Increase in Intestinal Absorption After Weekly Dosing *p<0.05 GLP-2, Glucagon-like peptide 2; SEM: Standard Error of Mean Eliasson J et al. DDW® 2021. Urinary Output Wet Weight Absorption Energy Absorption 1,094* 741* 560* Change from Baseline, kJ/day Change from Baseline, g/day Change from Baseline, g/day Mean +/- SEM Mean +/- SEM Mean +/- SEM 39% Relative Increase Only GLP-2 to demonstrate a statistically significant enhancement in energy absorption

Key Learning from Gattex Trials: Remnant Bowel Anatomy Can Have a Significant Impact on Patient Responses to GLP-2

Gattex displayed effects on PS volume reduction only in stoma patients[1] driving low adoption in CIC

Patient distribution:[2]	**Stoma**  ~45%	**CIC**  ~55%
Absorption deficits:[1]	Fluids & Nutrients	Mainly Nutrients
PS reduction in response to GLP-2 (Gattex*) vs. PBO[1]	**Gattex** (n=17): 40.3% **PBO** (n=16): 18.8%	**Gattex** (n=18): 23.3% **PBO** (n=20): 23.8%
Gattex U.S. penetration[2]:	**46%**	**22%**

Urinary output as the traditional marker for PS reduction overlooks nutrient changes which are more relevant for CIC patients

*At six months in the phase 3 study STEPS

GLP-2, glucagon-like peptide 2; PS, parenteral support; CIC, colon-in-continuity; PBO, placebo

1. Jeppesen PB et al. Gastroenterology. 2018; 2. Company Phase 3 feasibility and CRA Market Research, Nov 2019 (U.S. and EU5).

18

VectivBio Corporate Presentation

STARS Nutrition is the First Dedicated Phase 2 in CIC patients

Supplemental study to demonstrate and quantify absorption benefits in CIC

STARS nutrition

9 SBS-IF patients with CIC

Open label, baseline controlled

Weekly apraglutide

STUDY OBJECTIVES

Safety tolerability, PK, and absorption parameters


AT 4 & 52 WEEKS
Changes in **absorption parameters**
• wet weight absorption
• urine output
• energy absorption
Changes in **stool output**
AT 24 & 48 WEEKS
Changes in **PS needs**
• PS volume reduction
• % patients achieving ≥1 day off PS
Week 4
Week 24
Week 48
-1
0
4
Apraglutide
48
52
MB
MB
MB
Intestinal Absorption
PS reduction and wean off
Intestinal Absorption

19

CIC, colon-in-continuity; SBS-IF, short bowel syndrome with intestinal failure; PK, pharmacokinetics; PS parenteral support; MB, metabolic balance assessment

VectivBio
Corporate Presentation

STARS Nutrition: Inclusion Criteria and Baseline Characteristics Inclusion criteria Adult males and females with SBS-IF Less than 200 cm small bowel At least 28 cm colon and no colostomy At least 12 months from last intestinal resection At least 3 days per week PS Subject considered stable with regard to PS (volume and energy) and bodyweight 3 months prior to screening

1st ever prospective demonstration of GLP-2 efficacy in CIC population CIC Patients Achieved a Mean Reduction in PS volume of 50% at 6 Months* 21 *Following the 4-week metabolic balance period 6-Month Data Set for all 9 Patients Submitted for Presentation at Scientific Meeting in Spring 2023 8 of 9 patients have reached 6-month timepoint

80% of Patients Had a PS Reduction Greater Than 20% at Month 6* *Following the 4-week metabolic balance period

Greater than 30% average PS reduction in all 9 patients by 3 months Average 50% reduction in PS volume and 50% reduction in energy content by 6 months* 88% (7 out of 8 patients) were clinical responders (defined as 20% PS reduction) at 6 months* 75% (6 out of 8 patients) achieved at least one day off PS at 6 months* No reduction in average bodyweight despite 50% reductions in PS and 50% reduction in PS energy content Interim Results Demonstrate That Once Weekly Apraglutide Has the Potential to be a Best-in-Class GLP2 6-Month Data Set for all 9 Patients Submitted for Presentation at Scientific Meeting in Spring 2023 *Following the 4-week metabolic balance period

Comparison of STARS Nutrition to Gattex and Glepaglutide Phase 3 Results5

	STEPS Gattex[1]	EASE 1 Glepaglutide[2]	STARS Nutrition Apraglutide[5]
Number of patients	N= 86 (1:1 Gattex/PBO)	N= 106 (1:1:1 weekly, 2x weekly, PBO)	N= 8 of 9 patients who have reached 6 months
Baseline volume (liters/week)	13 ± 7.8 Gattex; 13.2 ± 7.4 PBO (CIC: 10.6 Gattex 10.5 PBO[3])	~14 liters across all arms CIC baseline volumes undisclosed	9.5
Anatomy split: CIC/stoma	55% / 45%	"balanced" (~50/50) in each arm	100% CIC
% Volume reduction after 24 weeks of PS adjustment	**Gattex 32% relative to baseline** **PBO 21% relative to baseline** **(CIC: 23.3% Gattex 23.8% PBO)** 11% relative improvement over PBO 0% improvement over placebo in CIC group	**2x weekly 37% relative to baseline[4]** **PBO - 20% relative to baseline** (1x weekly 22% relative to baseline) 16% relative improvement over PBO (2x weekly) No data presented on different anatomies	**50% relative to baseline**
Clinical response (% of patients with >20% reduction after 24 weeks of PS adjustment	**63% Gattex** **30% PBO** 33% increase over PBO	**65.7% 2x weekly** **38.9% PBO** 45.7% 1x weekly 26.8% increase over placebo (2x weekly)	**88%**
% of patients achieving at least one-day reduction after 24 weeks of PS adjustment	**54% GATTEX** **23% PBO placebo** 31% increase over PBO	**51.4% 2x weekly** **19.4% PBO placebo** 32% increase over PBO	**75%**

* Non-significant even excluding the outlier in 1 weekly dose arm with significant increase in PN due to duplicate entries in case report form
[1] Jeppesen, et al. Gastroenterology 2012 [2] Zealand Press release and investor call [4] Jeppesen, et al. Gastroenterology 2018; Gattex PI
[4] Data extrapolated from absolute volume reductions presented in Zealand Press release and investor call
[5] The above data shown from separate trials are not intended to demonstrate comparative efficacy

24

Corporate Presentation

Apraglutide (96 patients) Placebo (48 patients) PRIMARY ENDPOINT PS volume reduction in overall population SECONDARY ENDPOINTS Common and Anatomy-specific SECONDARY ENDPOINTS CIC-specific Week 24 Week 48 144 SBS-IF patients Two arms: placebo and apraglutide (weekly) 50/50 randomization for CIC and stoma Pivotal Global Phase 3 Study Designed to Establish a New Standard of Care for All SBS-IF Patients SBS-IF, short bowel syndrome with intestinal failure; CIC, colon-in-continuity; PS, parenteral support Anatomy-specific stratification allows for novel endpoints Improved PS reduction algorithm: adapted to remnant bowel anatomy to enhance signal detection Top-line results anticipated end of 2023

Apraglutide in Acute Graft Versus Host Disease (aGvHD)

Acute GvHD is a Life-Threatening Condition Resulting From Allogeneic Hematopoietic Stem Cell Transplant (HSCT)[1]

Significant unmet need for non-immunosuppressive treatments with greater efficacy and durability

Allogeneic HSCT

Bone marrow conditioning and transplantation



~26k patients/yr

U.S., Europe, Japan[2,3,4]

~30-50% develop aGvHD[4,5]

Acute GvHD

Donor immune cells attack the GI tract, skin and liver of the recipient[1]

Corticosteroids are 1st line SOC[5]

~50% become steroid refractory[6]

SR aGvHD

~50% mortality at 6 months[7]

~70% of aGvHD have GI involvement[8] or

GI damage is a leading cause of morbidity and mortality[9]



GvHD, graft-versus-host disease; GI, gastrointestinal; SOC, standard of care; SR, steroid-refractory

1. Goker H et al. Exp Hematol. 2001; 2. D'Souza A et al. Blood Marrow Transplant. 2020; 3. Baldomero H et al. EBMT activity survey 2018; 4. Hematopoietic Cell Transplantation in Japan Annual Report of Nationwide Survey 2020. http://www.jdchct.or.jp/en/data/slide/2020; 5. Martin PJ et al..Biol Blood Marrow Transplant. 2012; 6. MacMillan ML et al. Biol Blood Marrow Transplant. 2002; 7. Malard F et al. Leukemia. 2020; 8. Zeiser R et al. N Engl J Med. 2020; 9. Naymagon S et al. Nat Rev Gastroenterol Hepatol. 2017

VectivBio

Results in…1,2 Strong Therapeutic Rationale for a GLP-2 Treatment to Protect and Regenerate the GI Tract GLP-2, glucagon-like peptide 2; GI, gastrointestinal; HSCT, hematopoietic stem cell transplant; GvHD, graft-versus-host disease 1. Ghimire et al. Front Immunol. 2017; 2. Fredricks DN. J Clin Invest. 2019; 3. Drucker DJ. Gastroenterology. 2002 GI damage from conditioning, HSCT and GvHD1,2 Reduced intestinal barrier function Intestinal inflammation Microbiome disruption Profound diarrhea and malnutrition Sepsis GLP-2 can restore GI function and reduce the need for immunosuppressive treatment Enterocyte Proliferation Intestinal Barrier Function Intestinal Blood Perfusion Epithelial Damage GI Dysbiosis Physiological properties of GLP-23 GLP-2 therapy may regenerate and protect the GI tract damaged by aGvHD

Apraglutide, a Novel Regenerative Medicine Approach to GI aGvHD

Compelling data support the therapeutic potential in aGvHD

Preclinical findings of apraglutide showed reduced mortality[1]



TBI-BMT Model (7.0 Gy)
TBI only
5/5
TBI/BMT + apraglutide
4/10
TBI/BMT + Vehicle
0/10
Survival (%)
Days Post-Transplant

Clinical findings of GLP-2 showed a significant impact on steroid refractory GI aGvHD[2]

Change in Stools Per Day



P= 0.03
(n = 6 patients)
Diarrhea (stools per day)
before
during
Teduglutide

Clinical signs of GI GvHD improved in all six patients with a decline in the frequency of diarrhea

Change in Albumin



P= 0.03
(n = 6 patients)
Normal range:
3.5 – 5.5 g/dl
Albumin (g/dl)
before
during
Teduglutide

Serum albumin levels increased in all patients, a parameter indicating a positive impact on patients' nutritional status

GI, gastrointestinal; aGvHD, acute graft-versus-host disease; TBI, total body irradiation; BMT, bone marrow transplant; Gy, Gray (unit); GLP-2, Glucagon-like peptide 2

1. Data on file. VectivBio. Basel, Switzerland; 2. Norona et al. European Society for Blood and Marrow Transplantation Conference, March 2021, Abstract OS9-1 and oral presentation.

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VectivBio

STUDY OBJECTIVES Safety and tolerability; PK; efficacy measures including RR, DOR, survival-related outcomes Weekly Dose Level 1 Apraglutide + SS/rux Weekly Dose Level 2 Apraglutide + SS/rux External control Follow up to 2 years Patients with steroid-refractory acute GI GvHD in combination with systemic steroids + ruxolitinib 34 patients >12 years and older Double-blinded to dose, externally-controlled First-In-Class Phase 2 Proof of Concept Study in GI aGvHD Potential to quickly transition to pivotal study Up to 90 days treatment Interim data anticipated  H1 2023 GI, gastrointestinal; aGvHD, acute graft-versus-host disease; PK, pharmacokinetics; RR, response rate; DOR, duration of response; SS, systemic steroids; rux, ruxolitinib

Comet Platform

Comet Platform Designed to Address IMD Clusters by Providing CoA Precursor and Disease-Relevant Cargos

Small molecule proprietary chemistry based on a stabilized pantetheine backbone

Pantetheine


OH
HO
H
N
H
N
SH
O
O

Natural precursor to CoA:

- Cannot enter cells and replenish CoA
- Unstable, rapidly cleaved by Vanin-1 to generate toxic cysteamine

Stabilized Pantetheine


R1
OH
H
N
H
N
R2
O
O

Proprietary modifications enable:

- Enhanced stability, cell entry and integration into CoA biosynthesis
- Delivery across all organ systems, including CNS
- Addition of critical metabolic intermediates as cargos[1]

Specific conjugated cargos to target IMD clusters

Cargo	Molecule	Targeted IMDs
Succinate	VB-1197	Organic acidemias
Undisclosed	VB-1200	Urea cycle disorders
Undisclosed	VB-1300	Fatty acid oxidation disorders
Undisclosed	VB-1400	Amino acidopathies

MD, inherited metabolic disease; R1, R2: Proprietary protective/stabilization modifications

1. Can carry up to 3 conjugated cargos per pantetheine backbone

Data on file. VectivBio. Basel, Switzerland

32

VectivBio

Comet Platform Aims to Transform the Treatment of IMDs

Modular approach to address a broad range of severe metabolic disorders

Comet pipeline addresses potentially > 75,000 patients

Patients in US & EU	Comet	
26,000[1]	Methylmalonic, Propionic Acidemia & Other Organic Acidemias	VB-1197
26,000[2]	Urea Cycle Disorders	VB-1200
16,000[3]	Fatty Acid Oxidation Disorders	VB-1300
8,000[4]	Amino Acidopathies	VB-1400

Broad intellectual property portfolio with projected composition of matter protection to at least 2040

Novel clinical strategies support rapid development of first-in-class treatments

- Each molecule can address multiple IMDs with common underlying metabolic defects
- Overlapping clinical endpoints allow for basket trials
- Biochemical endpoints allow efficient biomarker-enabled drug development with small, seamless trials
- IMDs are commonly diagnosed through standard newborn screening

IMD, inherited metabolic disease

1. Villani GR et al. Clin Exp Med. 2017 Aug;17(3):305-323; 2. Brusilow SW, Horwich AL. Urea cycle enzymes. In: Scriver CR, Beaudet AL, Sly WS, Valle D (eds.). The Metabolic and Molecular Bases of Inherited Disease, 8th ed., New York: McGrawHill, 2001:1909–1963; 3. Marsden D et al. Genet Med. 2021 May;23(5):816-829; 4. Wasim M et al. Biochem Genet. 2018 Apr;56(1-2):7-21

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VectivBio

Nasdaq: VECT